
FRUITCRAFT

Alan Haghighi · 2nd


The School of Social

Founder/CEO at FruitCraft - Fermentery & Distillery

San Diego, California · 500+ connections · Contact info

Featured


FRUITCRAFT
fermentery & distillery

FruitCraft Fermentery & Distillery Logo

Experience


SCHOOL OF
SOCIAL VALUE

Founder

The School of Social Value

Feb 2020 – Present · 5 mos

San Diego, California, United States

The School of Social Value is an extension of FruitCraft Fermentery & Distillery that is commissioned with mainstreaming Social Value Capitalism. It educates the marketplace about participatory economic activism that culminates in the marketplace consuming in, investing in & laboring for social value enterprises.


FRUITCRAFT

Founder/CEO FruitCraft Fermentery & Distillery

FruitCraft - Fermentery & Distillery
Oct 2009 – Present · 10 yrs 9 mos
Greater San Diego Area

Alan founded FruitCraft in his garage in 2009. He was fascinate by his observation that nature' original alcohol was fermented fruit and that there wasn't any alcohol derived from fruit available in the marketplace (except for grapes and apples). Since that time he's perfected the science (and art) of fermentation and has incorporated a variety of different produc ...see mor

Board Member / Treasurer

Business for Good San Diego
Aug 2017 – Dec 2019 · 2 yrs 5 mos
Greater San Diego Area

Business For Good San Diego is a nonprofit organization with a mission to unite small business owners to drive policy that improves our community. We know that good policy — the fundamental principles that guide our governments — intersects with a small business's bottom line, the livelihood of its employees, and the health of our community.

Skills & Endorsements

Entrepreneurship · 55

 Endorsed by **James Hayes, who is highly skilled at this**

Start-ups · 27

James McBride and 26 connections have given endorsements for this skill

Wine · 25

James McBride and 24 connections have given endorsements for this skill

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